UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

KEYCORP

(Name of Subject Company (Issuer) and Filing Person (Offeror))

7.750% Non-Cumulative Perpetual Convertible Preferred Stock, Series A

(Title of Class of Securities)

493267405

(CUSIP Number of Class of Securities)

Daniel R. Stolzer

Deputy General Counsel

KeyCorp

127 Public Square

Cleveland, Ohio 44114-1306

Telephone: (216) 689-4110

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Daniel G. Berick, Esq. James J. Barresi, Esq. Squire, Sanders & Dempsey L.L.P. 127 Public Square Suite 4900 Cleveland, Ohio 44114 (216) 479-8500	William G. Farrar, Esq. Andrew R. Gladin, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Telephone: (212) 558-4000 Facsimile: (212) 558-1600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$319,666,020.50	$17,837.37

*	This valuation assumes the exchange of 5,035,300 shares of 7.750% Non-Cumulative Perpetual Convertible Preferred Stock, Series A, par value $1.00 per share and $100 liquidation preference per share (the “Series A Preferred Stock”) of KeyCorp, for common shares of KeyCorp, par value $1.00 per share. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the average of the high and low prices of the Series A Preferred Stock of $63.485 as of June 2, 2009 as reported on the New York Stock Exchange.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #5 for Fiscal Year 2009, effective March 11, 2009, equals $55.80 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☒	Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by KeyCorp, an Ohio corporation, pursuant to Section 13(e)-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by KeyCorp to exchange any and all of its 5,035,300 outstanding shares of 7.750% Non-Cumulative Perpetual Convertible Preferred Stock, Series A, par value $1.00 per share and $100 liquidation preference per share (the “Series A Preferred Stock”) for a number of its common shares, par value $1.00 per share (the “Common Shares”) at an exchange ratio equal to (i) 7.0922 Common Shares plus (ii) a number of Common Shares equal to $35 divided by the Weighted Average Price of the Common Shares, for each validly tendered and accepted share of the Series A Preferred Stock, on the terms and subject to the conditions described in the Offer to Exchange, dated June 3, 2009 (the “Offer to Exchange”), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the Exchange Offer. The Weighted Average Price of the Common Shares will be calculated pursuant to the procedure set forth in the Offer to Exchange. The terms and conditions of the Exchange Offer are set forth in the Offer to Exchange and the accompanying Letter of Transmittal, which are attached as Exhibit (a)(1)(A) and (a)(1)(B), respectively hereto.

The information set forth in the Offer to Exchange and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to all applicable items required in this Schedule TO. This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Exchange Act.

Item 1.	Summary Term Sheet.

The information set forth under the captions entitled “Questions and Answers About the Exchange Offer” and “Summary” in the Offer to Exchange is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	The name of the issuer is KeyCorp, an Ohio corporation, and the address of its principal executive office is 127 Public Square, Cleveland, Ohio 44114-1306. The telephone number of its principal executive office is (216) 689-6300.

(b)	The subject securities are KeyCorp’s Series A Preferred Stock. As of the date hereof, there are 5,035,300 shares of Series A Preferred Stock outstanding. The information set forth in the Offer to Exchange under the captions “Summary—The Exchange Offer”; “Comparison of Rights of Holders of Series A Preferred Stock and Holders of Common Shares” and “Description of Capital Stock” is incorporated herein by reference.

(c)	The information set forth in the Offer to Exchange under the caption “Market for Common Shares and Series A Preferred Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(d)	The principal executive office of the filing person, KeyCorp, is located at 127 Public Square, Cleveland, Ohio 44114-1306. The telephone number of its principal executive office is (216) 689-4221.

As required by General Instruction C to Schedule TO, the following persons are directors and executive officers of KeyCorp. No single person or group of persons controls KeyCorp.

Name	Position
Henry L. Meyer III	Chairman, Chief Executive Officer, and President and Director

Jeffrey B. Weeden	Senior Executive Vice President and Chief Financial Officer

Robert L. Morris	Executive Vice President and Chief Accounting Officer

William G. Bares	Director

Edward P. Campbell	Director

Dr. Carol A. Cartwright	Director

Alexander M. Cutler	Director

H. James Dallas	Director

Kristen L. Manos	Director

Lauralee E. Martin	Director

Eduardo R. Menascé	Director

Bill R. Sanford	Director

Peter G. Ten Eyck, II	Director

Peter D. Hancock	Vice Chair

Paul N. Harris	Executive Vice President, General Counsel, and Secretary

Charles S. Hyle	Executive Vice President and Chief Risk Officer

Beth E. Mooney	Vice Chair

Thomas C. Stevens	Director, Vice Chair and Chief Administrative Officer

The address and telephone number of each director and executive officer of KeyCorp listed above is: c/o KeyCorp, 127 Public Square, Cleveland, Ohio 44114-1306, and such person’s telephone number is (216) 689-4221.

Item 4.	Terms of the Transaction.

(a)	The information set forth in the Offer to Exchange under the captions entitled “Questions and Answers About the Exchange Offer”, “Summary — The Exchange Offer”, “The Exchange Offer”, “Comparison of Rights of Holders of Series A Preferred Stock and Holders of Common Shares”, “Description of Capital Stock” and “Material U.S. Federal Income Tax Consequences”, as well as the information set forth in the related Letter of Transmittal, are incorporated herein by reference.

(e)	To the knowledge of KeyCorp, based on reasonable inquiry, except for 1,000 shares of Series A Preferred Stock owned by Mr. Weeden, no shares of Series A Preferred Stock are owned by any officer, director or affiliate of KeyCorp, and except for any purchase of Series A Preferred Stock from Mr. Weeden, there will not be purchases of Series A Preferred Stock from any officer, director or affiliate of KeyCorp. The information set forth under the caption “Interests of Directors and Officers” in the Offer to Exchange is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e)	KeyCorp has entered into the following agreement, which is filed as an exhibit to this Schedule TO in connection with the issuance of the Series A Preferred Stock.

Form	of Certificate for Series A Preferred Stock.

The information set forth in the Offer to Exchange under the captions “Where You Can Find More Information”, “Comparison of Rights of Holders of Series A Preferred Stock and Holders of Common Shares”, and “Description of Capital Stock” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	The information set forth in the Offer to Exchange under the captions “Questions and Answers About the Exchange Offer—What is the purpose of the Exchange Offer” and “The Exchange Offer—Purpose of the Exchange Offer” is incorporated herein by reference.

(b)	The information set forth in the Offer to Exchange under the captions entitled “Questions and Answers About the Exchange Offer—What does KeyCorp intend to do with the shares of Series A Preferred Stock that are tendered in the Exchange Offer”, “Summary—The Exchange Offer” and “The Exchange Offer—Terms of the Exchange Offer” is incorporated herein by reference.

(c)	The information set forth in the Offer to Exchange under the captions entitled “Risk Factors—Risks to Holders of Non-Tendered Series A Preferred Stock—There will be less liquidity in the market for non-tendered shares of Series A Preferred Stock, and the market prices for non-tendered shares of Series A Preferred Stock may therefore decline”, “Capitalization” and “The Exchange Offer” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	The information set forth in the Offer to Exchange under the captions “Summary—The Exchange Offer” and “The Exchange Offer—Terms of the Exchange Offer” is incorporated herein by reference.

(b)	Not applicable.

(d)	Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	Except for 1,000 shares of Series A Preferred Stock owned by Mr. Weeden, none of KeyCorp or any of its directors or executive officers owns any Series A Preferred Stock. The information set forth in the Offer to Exchange under the caption “Interests of Directors and Officers” is incorporated herein by reference.

(b)	The information set forth in the Offer to Exchange under the caption “Interests of Directors and Officers” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

For information regarding the exchange agent and the information agent, see the information set forth in the Offer to Exchange under the caption “Exchange Agent and Information Agent”, which is incorporated herein by reference. No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the Exchange Offer, other than certain employees of KeyCorp, none of whom will receive any special or additional compensation in connection with the Exchange Offer beyond their normal compensation. See the information set forth in the Offer to Exchange under the caption “The Exchange Offer — Fees and Expenses”, which is incorporated herein by reference.

Item 10.	Financial Statements.

(a)	The information set forth in the Offer to Exchange under the captions “Selected Financial Data” and “Where You Can Find More Information” is incorporated herein by reference. The information set forth under (i) Item 8, Financial Statements and Supplementary Data, in KeyCorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and (ii) Item 1, Consolidated Financial Statements in KeyCorp’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 is incorporated herein by reference and can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)	The information set forth in the Offer to Exchange under the captions “Unaudited Pro Forma Financial Information” and “Capitalization” is incorporated herein by reference.

Item 11.	Additional Information.

(a)	The information set forth in the Offer to Exchange under the caption “The Exchange Offer—Conditions to the Exchange Offer” is incorporated herein by reference.

(b)	The information set forth in the Offer to Exchange and the accompanying Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Exchange, dated June 3, 2009.

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Withdrawal

(a)(1)(D)*	Form of Letter to Clients

(a)(1)(E)*	Form of Letter to The Depository Trust Company Participants

(a)(5)*	Press Release, dated June 3, 2009.

(d)(1)	Form of Certificate for Series A Preferred Stock, incorporated herein by reference to Exhibit 4(a) filed with KeyCorp’s Current Report on Form 8-K filed with the SEC on June 18, 2008.

*	Filed herewith.

Item 13.	Additional Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2009	KEYCORP

	By:	/s/ Daniel R. Stolzer
	Name:	Daniel R. Stolzer
	Title:	Deputy General Counsel

EXHIBIT INDEX

Item 12.	Exhibits.

(a)(1)(A)*	Offer to Exchange, dated June 3, 2009.

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Withdrawal

(a)(1)(D)*	Form of Letter to Clients

(a)(1)(E)*	Form of Letter to The Depository Trust Company Participants

(a)(5)*	Press Release, dated June 3, 2009.

(d)(1)	Form of Certificate for Series A Preferred Stock, incorporated herein by reference to Exhibit 4(a) filed with KeyCorp’s Current Report on Form 8-K filed with the SEC on June 18, 2008.

*	Filed herewith.